Exhibit 3.1.2

OFFICE OF THE SECRETARY OF STATE

CERTIFICATE OF DESIGNATION

BOON INDUSTRIES, INC.

WHEREAS, the Certificate of Designation of has been filed in the office of the Secretary of State as provided by the laws of the State of Oklahoma.

NOW THEREFORE, I, the undersigned, Secretary of State of the State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this certificate evidencing such filing.

IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the Great Seal of the State of Oklahoma.

Filed in the city of Oklahoma City this 2nd day of March, 2020.

Secretary of State

03/02/2020 09:10 AM
OKLAHOMA SECRETARY OF STATE	FILED - Oklahoma Secretary of State #1912821753 03/02/2020

CERTIFICATE OF DESIGNATION of SERIES (A) PREFERRED STOCK ($.0001 Par Value) of BOON INDUSTRIES, INC

The designation, preferences, limitations and relative rights of the Series (A) Convertible Preferred Stock are as follows:

SERIES (A) CONVERTIBLE PREFERRED STOCK:

The designation of the number of shares constituting, and the rights, preferences, privileges and restrictions relating to the “Series (A) Preferred Stock are as follows:

1)       Designation and Number of Shares. This series of Preferred Stock shall be designated as “Series (A) Preferred Stock” and the number of shares of such series shall be Twenty Million (20,000,000) shares, $0.0001 par value per share.

2)       Stated Value. The stated value of the Series (A) Preferred Stock shall be $10.00 per share.

3)       Dividends and Preference on Liquidation. There are no dividends and in the event of any voluntary or involuntary liquidation dissolution or winding up of the corporation each share of Series (A) has a value of $10.00 per share.

4)       Voting Rights. The holder of the shares of the Series (A) Preferred has no voting rights on corporate matters until they are converted into common shares, at which time, they will have the same voting rights as ail common stock Shareholders.

5)       Conversion of Series (AJ Preferred Stock into Common Stock. Series (A) Preferred Shares. There are 20,000,000 Authorized Shares of Series (A) Preferred. The Series (A) Preferred Shares cannot be transferred, sold, assigned, hypothecated, or otherwise disposed of, without first obtaining the consent of the majority Series (A) Preferred Shareholders. Each Share of Series (A) Preferred stock has a value of $10.00 per share. Series (A) Preferred Shareholders may convert shares into Common Shares at the rate of the closing market price on the day of the conversion notice, equal to the dollar amount of the value of the Series A Share. At no time may the shareholder convert their shares into more than 4.99% of the issued and outstanding common shares of the Company. Series (A) Preferred has a par value of $0.0001.

6)       Consolidation or Change Authorized or Corporate Action Reducing or Increasing Stock. The shares of Series (A) Preferred Stock shall not be effected by or subject to adjustment following any change to the amount of authorized shares of Common Stock or the amount of Common Stock issued and outstanding caused by any split or consolidation of the corporation’s Common Stock.

7)	Redemption. None

No holder of shares of the Corporation of any class shall have any preemptive or preferential right in or preemptive or preferential right to subscribe to or for or acquire any new or additional shares, or any subsequent issue of shares, or any unissued or treasury shares of the Corporation, whether now or hereafter authorized, or any securities convertible into or carrying a right to subscribe to or for or acquire any such shares whether now or hereafter authorized. All shares are to be nonassessable

BOON INDUSTRIES, INC.

an Oklahoma Corporation

Date: March 2, 2020

BOARD OF DIRECTORS:

Mike Schatz
President, CEO, CFO, Secretary, Treasurer, Chairman and Director